SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Penn Virginia Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

707882106

(CUSIP Number)

April 24, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages.)

CUSIP No. 707882106		Schedule 13G

1.	Names of Reporting Persons Magnum Hunter Resources Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,000,000 (see Item 4)

	7.	Sole Dispositive Power 10,000,000 (see Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 15.3%(1)

12	Type of Reporting Person (See Instructions) CO

(1) The percentage ownership calculation is based upon an aggregate of 65,222,907 shares of Common Stock (as defined below) outstanding as of April 24, 2013.

2

CUSIP No. 707882106	Schedule 13G

Item 1(a).	Name of Issuer. Penn Virginia Corporation (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices. Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087

Item 2(a).	Name of Person Filing. Magnum Hunter Resources Corporation, a Delaware corporation (the “Reporting Person”)
Item 2(b).	Address of Principal Business Office or, if none, Residence. 777 Post Oak Boulevard, Suite 650, Houston, Texas 77056
Item 2(c).	Citizenship. The Reporting Person is a Delaware corporation.
Item 2(d).	Title of Class of Securities. Common stock, par value $0.01 per share (“Common Stock”)
Item 2(e).	CUSIP Number. 707882106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

3

CUSIP No. 707882106	Schedule 13G

Item 4.	Ownership

(a) Amount beneficially owned: The Reporting Person beneficially owns 10,000,000 shares of Common Stock.
(b)

Percent of class:

The 10,000,000 shares of Common Stock beneficially owned by the Reporting Person represent 15.3% of all issued and outstanding shares of Common Stock.  The percentage of ownership was calculated based upon an aggregate of 65,222,907 shares of Common Stock outstanding as of April 24, 2013.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii)

Shared power to vote or to direct the vote:

10,000,000

The Reporting Person and the Company have entered into a Standstill Agreement, dated as of April 24, 2013, pursuant to which the Reporting Person has granted to the Company an irrevocable proxy to vote all 10,000,000 shares of Common Stock beneficially owned by the Reporting Person. The Company may exercise such proxy to the full extent of the Reporting Person’s voting rights in such Common Stock.  The irrevocable proxy will terminate three years after April 24, 2013 or when the Reporting Person’s direct or indirect beneficial ownership of Company Stock (as defined in the Standstill Agreement) no longer exceeds 10% of the issued and outstanding Company Stock, or under certain other circumstances set forth in the Standstill Agreement. The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text thereof, which has been filed as Exhibit A to this Schedule 13G and is incorporated herein by reference.

(iii) Sole power to dispose or to direct the disposition of: 10,000,000
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

4

CUSIP No. 707882106	Schedule 13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2013

MAGNUM HUNTER RESOURCES CORPORATION

By:	/s/ Gary C. Evans
Name: Gary C. Evans
Title: Chairman and Chief Executive Officer

5

EXHIBIT A

STANDSTILL AGREEMENT

6

Execution Version

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (this “Agreement”), dated as of April 24, 2013 (the “Effective Date”), is made by and between Penn Virginia Corporation, a Virginia corporation (the “Company”), and Magnum Hunter Resources Corporation, a Delaware corporation (“Stockholder”).  The Company and Stockholder are sometimes referred to herein collectively as the “Parties” or individually as a “Party.”

RECITALS

WHEREAS, Stockholder and its Controlled Affiliates collectively hold approximately 15.33% of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”); and

WHEREAS, the Parties desire to set forth their agreement with respect to the acquisition of additional shares of Common Stock or other voting securities of the Company, and certain restrictions on the transfer of such Common Stock or voting securities, by Stockholder and its Controlled Affiliates.

NOW, THEREFORE, for and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS AND CONSTRUCTION

1.1                               Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Section 1.1.

(a)                                 “Affiliate” means, when used with respect to a specified Person, any Person which (i) directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person or (ii) is an officer, director, general partner, trustee or manager of such specified Person, or of a Person described in clause (i) of this definition.

(b)                                 “Agreed Percentage” has the meaning set forth in Section 2.1.

(c)                                  “Agreement” has the meaning set forth in the preamble.

(d)                                 “Board” means the Board of Directors of the Company.

(e)                                  “Change of Control” means any of the following events:

(i)                                     any Person (other than: (A) the Company, (B) a trustee or other fiduciary holding voting securities of the Company under an employee benefit plan of the Company, (C) an underwriter temporarily holding voting securities of the Company  pursuant to an offering of such securities, or (D) a Person owned, directly or indirectly, by the security holders of the Company in substantially the same proportions as their ownership of voting securities of the Company) is or becomes the beneficial owner, directly or indirectly, of voting securities of the Company representing more than 50% of the combined voting power of the Company’s then issued and outstanding voting securities, other than pursuant to a Fundamental Transaction (as defined below);

(ii)                                  the Company consummates a merger, consolidation, share exchange or other similar transaction (a “Fundamental Transaction”) with any other Person, other than a Fundamental Transaction in which the voting securities of the Company that are issued and outstanding immediately prior to such Fundamental Transaction continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) at least a majority of the combined voting power immediately after such Fundamental Transaction of (A) the Company’s issued and outstanding securities or (B) the surviving or parent entity’s issued and outstanding securities;

(iii)                               the security holders of the Company approve a plan of complete liquidation or winding-up of the Company;

(iv)                              the sale or disposition (in one transaction or a series of related transactions) of all or substantially all of the Company’s assets is consummated; or

(v)                                 a change of a majority of the membership of the Board (other than a change approved by a majority of the directors serving on the Board prior to such change or by the Company’s shareholders in accordance with the Company’s organizational documents and applicable law).

(f)                                   “Common Stock” has the meaning set forth in the recitals.

(g)                                  “Company” has the meaning set forth in the preamble.

(h)                                 “Company Stock” means, collectively, the Common Stock and any other issued and outstanding securities of the Company of any class or series entitled to vote generally in the election of directors or otherwise exercise the power to direct or cause the direction of the management and policies of the Company.

(i)                                     “Control,” including the correlative terms “Controlling,” “Controlled by” and “Under Common Control with” means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.  Stockholder shall be deemed to control any Person to whom Stockholder or a Controlled Affiliate has transferred Common Stock if Stockholder or a Controlled Affiliate owns more than fifty percent (50%) of the equity of such Person.

(j)                                    “Controlled Affiliate” means, when used with respect to Stockholder, any Person which (i) directly or indirectly Controls, is Controlled by or is Under Common Control with Stockholder or (ii) is an executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) of Stockholder (each such person in this clause (ii), a “Specified Person”).

(k)                                 “Credit Agreement” has the meaning set forth in the definition of “Transfer” in this Section 1.1.

(l)                                     “Effective Date” has the meaning set forth in the preamble.

(m)                             “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(n)                                 “Party” has the meaning set forth in the preamble.

(o)                                 “Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

(p)                                 “Registration Rights Agreement” means that certain Registration Rights, Lock-up and Buy-back Agreement, dated of even date herewith, entered into by and between the Company and Stockholder.

(q)                                 “SEC” means the U.S. Securities and Exchange Commission.

(r)                                    “Specified Person” has the meaning set forth in the definition of “Controlled Affiliate” in this Section 1.1.

(s)                                   “Standstill Restrictions” has the meaning set forth in Section 2.1(x).

(t)                                    “Stockholder” has the meaning set forth in the preamble.

(u)                                 “Transfer” means any transfer, offer, gift, assignment, hypothecation, pledge, encumbering, granting of a security interest in or otherwise disposing of (whether by operation of law or otherwise) any shares of Common Stock, or any right, title, or interest therein; provided, however, Transfer shall not include (i) the pledge by Stockholder of any Common Stock to its lenders under the Second Amended and Restated Credit Agreement, as amended, by and among Stockholder, Bank of Montreal, as administrative agent, and the lenders and guarantors party thereto (or any amended, restated or replacement credit agreement) (the “Credit Agreement”) and (ii) any sale of such Common Stock in connection with a foreclosure under the Credit Agreement; provided, however, that Stockholder shall give the Company three (3) business days prior written notice of any such Transfer, which notice shall not be required in the case of an involuntary Transfer by Stockholder.

1.2                               Construction.  In this Agreement, unless a clear contrary intention appears: (a) pronouns in the masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa; (b) the term “including” shall be construed to be expansive rather than limiting in nature and to mean “including, without limitation;” (c) the word “or” is inclusive; (d) references to Sections refer to Sections of this Agreement; (e) the words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited; and (f) references in any Section or definition to any clause means such clause of such Section or definition.  The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II
STANDSTILL; RESTRICTIONS ON TRANSFER

2.1                               Standstill.

At any time Stockholder’s direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Company Stock equals or exceeds 10% (the “Agreed Percentage”) of the issued and outstanding Company Stock, Stockholder agrees that, without the prior express written consent of the Board, Stockholder will not and will cause its Controlled Affiliates not to, alone or in concert with any other Person or group, solicit, encourage, participate in or facilitate (including by voting its shares of Common Stock) any Person or group in, or engage in, directly or indirectly:

(i)                                     any tender or exchange offer for securities of the Company or any of its subsidiaries, merger, consolidation, business combination or acquisition or disposition of assets of the Company or any of its subsidiaries, or any other actions that would or could reasonably be expected to result in a Change of Control, unless in each such case the Company or its subsidiaries initiate such transaction or such transaction has been approved or recommended by the Board.

(ii)                                  the nomination for election, or election, of any individual as a director of the Company, other than any such individual nominated by the Board or the applicable committee thereof;

(iii)                               any “solicitation” of “proxies” with respect to the voting of securities of the Company or any of its subsidiaries;

(iv)                              any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the Company or any of its subsidiaries;

(v)                                 the acquisition of, or the obtaining of any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any securities or other obligations or any assets of the Company or any of its subsidiaries (except with respect to securities issued or issuable with respect to the Common Stock by way of a dividend or stock split or in connection with a rights offering, combination of shares, recapitalization, merger, consolidation or other reorganization);

(vi)                              disposition of any shares of Company Stock in response to an unsolicited tender offer for securities of the Company or other proposed offer or business combination unless such tender offer, proposed offer or business combination has been recommended or approved by the Board;

(vii)                           any act or proposal to seek representation on the Board;

(viii)                        any action (including any public announcement or communication with or to the Company) taken, without the Company’s consent, for the purpose of requiring the Company  to make a public announcement regarding any of the types of matters set forth in these standstill provisions;

(ix)                              advising, financing, assisting or participating in or encouraging any other Person in doing any of the foregoing, or making any investment in or entering into any arrangement with, any other Person that engages, or proposes to engage in any of the foregoing; or

(x)                                 any act or proposal to seek to amend or obtain a waiver of any of the foregoing (the restrictions set forth in the foregoing clauses (i) through (ix), the “Standstill Restrictions”);

provided, however, that, with respect to Common Stock owned by any Specified Person as of the date hereof, owned by a Person prior to becoming a Specified Person, or owned by a Person that has ceased to be a Specified Person, or with respect to any securities issued or issuable with respect to such Common Stock by way of a dividend or stock split or in connection with a rights offering, combination of shares, recapitalization, merger, consolidation or other reorganization, the Standstill Restrictions shall not apply.

2.2                               Transfer.

(a)                                 Restrictions on Transfer.  After the Effective Date, and subject to the Standstill Restrictions, Stockholder may, without the Board’s prior express written consent, Transfer shares of Common Stock (i) to its Affiliates, (ii) in an offering not requiring registration under the Securities Act of 1933, as amended, (iii) pursuant to an exercise of registration rights granted pursuant to the Registration Rights Agreement or (iv) to the general public in open-market transactions pursuant to a registration statement or pursuant to Rule 144 under the Securities Act; provided, however, that, other than in the case of an involuntary Transfer,  Stockholder shall not knowingly, after reasonable inquiry, Transfer shares of Company Stock to any Person who together with its Affiliates would, after giving effect to such Transfer or Transfers, beneficially own 10% or more of the Company Stock (as determined pursuant to 13.1-725 of the Virginia Stock Corporation Act), unless such Person and its Affiliates agree to be bound by the terms of, and execute a joinder to, this Agreement. Stockholder shall be deemed to have satisfied its duty of reasonable inquiry with respect to clauses (iii) and (iv) of this Section 2.2(a) if it provides written instructions to an underwriter, placement agent, broker or agent, as the case may be, directing them to implement reasonable protections to the extent practicable that are designed to prevent such offering from resulting in a Transfer of shares of Company Stock to any Person who together with its Affiliates would, after giving effect to such Transfer or Transfers, beneficially own 10% or more of the Company Stock (as determined pursuant to 13.1-725 of the Virginia Stock Corporation Act), unless such Person agrees to be bound by the terms of, and execute a joinder to, this Agreement.

(b)                                 Termination.  This Agreement, including the restrictions set forth in this Article II, shall terminate on the earliest to occur of (a) the date that is three (3) years following the Effective Date, (b) the date that Stockholder ceases to beneficially own 10% or more of the

Company Stock then outstanding, (c) a Change of Control and (d) written notice of termination by the Board on behalf of the Company.

2.3                               Irrevocable Proxy.  So long as Stockholder’s direct or indirect beneficial ownership of the Company Stock exceeds the Agreed Percentage, Stockholder hereby irrevocably grants and appoints, and will cause its Controlled Affiliates to grant and appoint, the Company (or any officer or other designee of the Company) as Stockholder’s and its Controlled Affiliates’ attorney, agent and proxy with full power of substitution and resubstitution, to the full extent of Stockholder’s and its Controlled Affiliates’ voting rights with respect to the shares of Company Stock held by Stockholder and its Controlled Affiliates, to vote all such shares of  Company Stock or grant a consent or approval at any meeting of the shareholders of the Company and in any action by written consent of the shareholders of the Company; provided, however, that such proxy need not be provided with respect to shares of Company Stock owned by any Specified Person on the date hereof, owned by a Person prior to becoming a Specified Person, or owned by a Person that has ceased to be a Specified Person, or with respect to any securities issued or issuable with respect to such shares of Company Stock by way of a dividend or stock split or in connection with a rights offering, combination of shares, recapitalization, merger, consolidation or other reorganization.

ARTICLE III
REMEDIES FOR BREACH

3.1                               Specific Performance.  Stockholder acknowledges and agrees that a breach by Stockholder of the terms of this Agreement could result in irreparable harm to the Company for which money damages would be inadequate, and that the Company shall be entitled to remedies of specified performance, injunctive relief and any other form of equitable relief, without the posting of a bond, in connection with any such breach or threatened breach by Stockholder.  Such remedy shall not be deemed to be the exclusive remedy for any breach of this Agreement, but shall be in addition to all other rights and remedies at law or in equity.

ARTICLE IV
MISCELLANEOUS

4.1                               Further Assurances.  In connection with this Agreement and the transactions contemplated hereby, each Party shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intention of the Parties as expressed herein.

4.2                               Public Statements.  Any Party or any Affiliate of a Party may issue any press release with respect to this Agreement and the transactions contemplated hereby; provided, however, to the extent reasonably practicable, a Party shall consult with any other Party prior to issuing any press release that specifically references such other Party.

4.3                               Notices.  Any notice, request, demand or other communication required or permitted to be given to a Party pursuant to the provisions of this Agreement shall be in writing and will be effective and deemed given under this Agreement on the earliest of: (a) the date of personal delivery, (b) the date of transmission by facsimile, with confirmed transmission and receipt, (c) two days after deposit with a nationally-recognized courier or overnight service such as Federal Express, or (d) five days after mailing via certified mail, return receipt requested.  All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the Party to be notified at the following address for such Party:

if to Stockholder, to:

Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas  77056
Attention:  General Counsel
Facsimile:  (832) 369-6992

With a copy to (which shall not constitute notice to Stockholder):

Fulbright & Jaworski L.L.P.
1301 McKinney Street, Suite 5100
Houston, Texas  77010
Attention:  Craig S. Vogelsang
Facsimile:  (713) 651-5246

If to the Company:

Penn Virginia Corporation
Four Radnor Corporate Center Suite 200
100 Matsonford Road
Radnor, Pennsylvania  19087
Attention: Nancy M. Snyder
Facsimile: (610) 668-3688

With a copy to (which shall not constitute notice to the Company):

Vinson & Elkins LLP
666 Fifth Avenue
New York, New York 10103
Attention:  Michael J. Swidler
Facsimile:  (917) 849-5367

and

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas  77002
Attention:  Gillian A. Hobson
Facsimile:  (713) 615-5794

Either Party may change such Party’s address for receipt of future notices hereunder by giving written notice to the other Party.

4.4                               Governing Law; Jurisdiction.  This Agreement and the performance of the transactions and the obligations of the Parties hereunder will be governed by and construed and enforced in accordance with the laws of the State of Texas, without giving effect to any choice of law principles.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Texas state or federal court sitting in Harris County, Texas.  The Parties hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in Harris County, Texas for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any Party, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions may not be enforced in or by any of the above-named courts.  Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

4.5                               Entire Agreement.  This Agreement, the Registration Rights Agreement and the Stock Purchase Agreement, dated of even date herewith by and among the Company, Penn Virginia Oil & Gas Corporation and Stockholder constitute the entire agreement and understanding of the Parties in respect of its subject matter and supersede all prior understandings, agreements or representations by or among the Parties, whether written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

4.6                               Amendments; Waiver.  This Agreement may not be amended or modified, and no provisions hereof may be waived, without the written consent of each Party.  No waiver by any Party, whether express or implied, of any right under any provision of this Agreement shall constitute a waiver of such Party’s right at any other time or a waiver of such Party’s rights under any other provision of this Agreement unless it is made in writing and signed by a senior executive officer of the Party giving the waiver.  The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

4.7                               Assignment; Successors and Assigns.  This Agreement and the rights and obligations hereunder may not be assigned by any Party without the prior written consent of the other Party.  This Agreement and the rights and obligations of the Parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives.

4.8                               No Third-Party Beneficiaries.  Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any Person or entity not party to this Agreement.

4.9                               Severability.  If any term or other provision of this Agreement is held invalid, illegal or incapable of being enforced under any applicable law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the arbitrator, board, body, court, referee or other governmental authority making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

4.10                        Interpretation.  It is expressly agreed by the Parties that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any provision hereof or who supplied the form of this Agreement.  Each Party agrees that this Agreement has been purposefully drawn and correctly reflects its understanding of the transactions contemplated by this Agreement and, therefore, waives the application of any law or rule of construction providing that ambiguities in this Agreement will be construed against the party drafting this Agreement.

4.11                        Counterparts.  This Agreement may be executed in any number of counterparts (including facsimile counterparts), all of which together shall constitute a single instrument.  Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail shall have the same effect as physical delivery of the paper document bearing the original signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name: Nancy M. Snyder
Title: Executive Vice President

MAGNUM HUNTER RESOURCES CORPORATION

By:	/s/ Gary C. Evans
Name: Gary C. Evans
Title: Chairman and Chief Executive Officer

[Standstill Agreement]